Exhibit 1.01

(Items 1.01 and 1.02)

Conflict Minerals Report of G-III Apparel Group, Ltd.

In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction

This is the Conflict Minerals Report of G-III Apparel Group, Ltd. (“G-III”) filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2022 to December 31, 2022. Please refer to Rule 13p-1, Form SD and the SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten for the purpose of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report on Form SD that discloses this determination and describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in a Covered Country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited by an independent private sector auditor in reliance on SEC guidance to the effect that the requirement of such an audit has been stayed except if the registrant elects to describe its products as “DRC conflict-free” in its Conflict Minerals Report.

Company and Products Overview

G-III designs, sources and markets apparel and accessories under owned, licensed and private label brands. G-III’s substantial portfolio of more than 30 licensed and proprietary brands is anchored by its global power brands: DKNY, Donna Karan, Karl Lagerfeld, Calvin Klein and Tommy Hilfiger. G-III’s owned brands include DKNY, Donna Karan, Karl Lagerfeld, Vilebrequin, G.H. Bass, Eliza J, Jessica Howard, Andrew Marc, Marc New York, Wilsons Leather and Sonia Rykiel. G-III has an extensive portfolio of well-known licensed brands, including Calvin Klein, Tommy Hilfiger, Kenneth Cole, Cole Haan, Guess?, Vince Camuto, Levi's, Dockers and, as of January 2024, Nautica. Through its team sports business, G-III has licenses with the National Football League, National Basketball Association, Major League Baseball, National Hockey League and over 150 U.S. colleges and universities. G-III also distributes directly to consumers through its DKNY, Karl Lagerfeld, Karl Lagerfeld Paris and Vilebrequin retail stores and its digital channels for the DKNY, Donna Karan, Vilebrequin, Karl Lagerfeld, Karl Lagerfeld Paris, Andrew Marc, Sonia Rykiel, Wilsons Leather and G.H. Bass businesses. As of January 31, 2023, G-III operated 97 Vilebrequin retail stores, 59 DKNY and Karl Lagerfeld Paris retail stores, 62 Karl Lagerfeld stores and 4 Sonia Rykiel stores.

Due Diligence

In accordance with the SEC’s conflict minerals rules, G-III undertook due diligence to determine the conflict minerals status of the necessary conflict minerals gold and tin used in components for manufacturing G-III’s products. In conducting its due diligence, G-III applied guidance from the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements (“OECD Framework”), an internationally recognized due diligence framework.

G-III’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners (“SORs”) of conflict minerals who provide those conflict minerals to our suppliers. As a company in the apparel business, G-III is several levels removed from the actual mining of conflict minerals. G-III therefore must rely on information from industry sources to compare and assess due diligence responses, identify SORs in its supply chains and improve G-III’s ongoing due diligence efforts. G-III does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

G-III’s due diligence measures included:

-	Continuing to mitigate any possible long-term supply chain effects of the COVID-19 pandemic on annual and future reporting.
-	Establishing responsible teams for gathering and tracking Conflict Minerals reporting.
-	Engaging suppliers from initial onboarding through divestment on the expectations of Conflict Minerals report.
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Conducting, in good faith, a reasonable country of origin inquiry (“RCOI”) with direct sourcing suppliers and indirect suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to determine traceability throughout our supply chain.

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Comparing the SORs identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict Free Smelter (“CFS”) program for tin and gold.

-	Contacting SORs not listed by programs such as the CFS to determine their sourcing practices and country of origin for tin and gold.
-	Supporting initiatives for providing guidance to SORs that are contacted regarding their sourcing practices in regard to Conflict Minerals.
-	Enhanced support to strategic partners to have an independent third-party audit of their due diligence practices, as appropriate.
-	Creating protocols to divest from suppliers where sourcing practices and country of origin for tin and gold cannot be confirmed.

G-III executed its RCOI with all affected suppliers supplying parts and materials for products contracted to be manufactured for G-III. The affected suppliers were contacted and requested to provide conflict minerals data in the EICC/GeSI Conflict Minerals Reporting Template. We contacted 424 affected suppliers of which 241 responded, representing over 95% of manufactured product in our supply chain. 7 replied with some conflict minerals data. After review and removal of duplicate or alternate names, 14 smelters were identified as conflict minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program. Of these, 10 are listed on the CFSI’s Conflict Free Sourcing list and 4 have supplied information on their smelter’s sourcing practices and certified the countries of origin for minerals sourced by the smelter/refinery.

As a result of the due diligence measures described above, G-III has determined in good faith that for calendar year 2022, with respect to a portion of the conflict minerals used in components for manufacturing G-III’s apparel products, we lack sufficient information from our suppliers for certain trims to conclude whether the necessary conflict minerals originated in the Covered Countries, whether the necessary conflict minerals were from recycled or scrap sources, or whether the necessary conflict minerals were DRC conflict free or have not been found to be DRC conflict free. The information available is also insufficient to identify the facilities used to process the necessary conflict minerals. G-III lacks sufficient information to affirmatively determine that the conflict minerals in its products did not directly or indirectly finance or benefit an armed group in the Covered Countries.

Conflict Minerals Policy

Our policy is based on the framework of the Organization for Economic Cooperation and Development (OECD). It is publicly available on our website at http://www.giii.com under the heading “Investors – Corporate Governance – Governance Documents – Conflict Minerals Policy.”

Conflict Minerals Report on Supply Chain Due Diligence

This report is publicly filed with the SEC and is available at http://www.giii.com under the heading “Investors - SEC Filings.”

Steps To Be Taken to Mitigate Risk

We will continue to communicate our expectations and information requirements to our direct suppliers and continue to make inquiries of our direct suppliers, including new suppliers from any future acquisitions. New suppliers will be reviewed for conflict minerals compliance during initial vendor acceptance procedures. In the next compliance period, G-III will continue to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals benefit armed groups as follows:

-	Increasing the response rate to cover 100% of all product (or the highest increased response rate that is practicable), including by engaging in the latest industry trends to increase responsiveness.
-	Increasing the response rate of suppliers’ surveys to 100% of all suppliers (or the highest increased response rate that is practicable).
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Improving Conflict Minerals-focused training for manufacturers and suppliers to help them to better understand G-III’s Conflict Minerals policy, and how to review and provide their own product’s smelter information.

-	Including Conflict Minerals-focused training to development teams within the organization.
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Informing smelters identified as a result of the supply-chain survey on our Conflict Minerals Policy and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation, or at least determining their sourcing practices and country of origin for tin and gold.

-	Continuing to review suppliers’ internal conflict minerals policies and encouraging them to further develop their own policies and programs that align with our internal policy.
-	Increasing and streamlining due diligence measures to ensure the compliance with Conflict Minerals regulations that may arise in other countries where we do business.

-	Consolidating suppliers in our supply chain where possible to further reduce sourcing risks.

-	Continuing to review ESG developments in the industry as it pertains to Conflict Minerals regulations.